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                              May 20, 2022

       Bin Zhou
       Chief Executive Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed April 25,
2022
                                                            File No. 333-259611

       Dear Mr. Zhou:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2021, letter.

       Amendment No. 1 to Form S-3

       Cover Page

   1. We note your responses to prior comments one and two. Please further revise your prospectus cover as
follows:

                                                              Clearly state
that your VIE structure involves unique risks to investors;

                                                              Revise the
sentence indicating VIE structure is used to "replicate foreign investment"
                                                            to explain that VIE
structure is used to "provide investors with exposure to foreign investment" in
China-based companies; additionally eliminate references to "control"
                                                            through VIE
contractual arrangements;
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany
May        NamePlanet Green Holdings Corp.
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
                Disclose whether the legal and operational risks associated with being a China-based issuer could significantly limit or completely hinder your ability to offer or continue to offer securities to investors, and how recent statements and regulatory actions by
              China's government have or may impact your ability to conduct business or accept foreign investments; and

                Revise your disclosure relating to the HFCA Act and PCAOB to disclose whether your auditor is subject to the determinations announced by the PCAOB on December
              16, 2021, and whether and how the HFCA Act and related regulations will affect your company.
2. We note your response to prior comment three and reissue our comment. Please revise your prospectus cover to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or
         "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or VIEs conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Additionally remove or revise your disclosure on page 1, relating to defined terms, for consistency with the foregoing.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

4. We note your response to prior comment five. Please further revise your disclosure to address the following:

                The list of subsidiaries filed as Exhibit 21.1 does not include all the subsidiaries depicted and listed on page 5, and identifies only one of your two VIEs; revise to ensure consistency.

                We note your definitions of "China" and "PRC" page 3 exclude Hong Kong, notwithstanding that you have Hong Kong subsidiaries. Remove this carve-
              out altogether, or revise your disclosure throughout to maintain the same consistency of disclosure for China and Hong Kong.

                Revise the diagram on page 5 to depict the relationship with your two VIEs with dashed lines without arrows, rather than solid lines with arrows. Bin Zhou
Planet Green Holdings Corp.
May 20, 2022
Page 3

                Remove the reference to "January 17, 2022" preceding the list of your subsidiaries on page 5, and ensure the information is current as of the date of the prospectus.
5. We note that your revisions in response to prior comment eight do not appear to cover
         Hong Kong, based on the carve-out to your definition of "China" or "PRC." Accordingly, we reissue the comment, as updated, to be specifically applied to your Hong Kong subsidiaries in addition to your other operating entities. Disclose each permission or approval that you, your subsidiaries, or your VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace
         Administration of China (CAC), or any other governmental agency that is required to
         approve of the VIEs    operations, and state affirmatively whether you
have received all
         requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals,
         (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6.       We note your response to prior comment seven and reissue it. Please revise your
         prospectus summary to include summary risk factors that disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. We note your response to prior comment 11. Please revise your prospectus summary to disclose that trading in your securities may be prohibited under the HFCA Act if the
FirstName LastNameBin Zhou
       PCAOB determines that it cannot inspect or investigate completely your auditor, and that
Comapany
       as a NamePlanet    Green may
            result an exchange   Holdings Corp.to delist your securities.
Disclose whether your
                                     determine
May 20,auditor is subject
         2022 Page   3 to the determinations announced by the PCAOB on December
16, 2021.
FirstName LastName
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany
May        NamePlanet Green Holdings Corp.
     20, 2022
May 20,
Page 4 2022 Page 4
FirstName LastName
Incorporation of Certain Information by Reference, page 2

8. Please revise the list of current reports to (i) remove the duplicate reference to Forms 8-
         K/A filed on January 20, 2022, and (ii) include the Forms 8-K and 8-K/A respectively filed on April 18 and 21, 2022. Conform the Experts section, which refers to Forms 8-K rather than Forms 8-K/A and an incorrect filing date, April 22 rather than April 21, 2022.
         Additionally revise the auditors' consent filed as Exhibit 23.1 to correct the date of the report relating to Allyinson Ltd., which appears as April 21, 2022, in the Form 8-K/A filed on that date.
VIE Arrangements, page 7

9. We note your response to prior comment six and reissue it in part. Please revise your description of the relevant contractual agreements between the entities to specifically describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIEs, their founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties under Chinese law and jurisdictional limits.
10. We note your disclosure that the Nevada holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Nevada holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
Condensed Consolidating Statements of Operations, page 8

11. We note your response to prior comment ten, and reissue it with additional guidance.
         Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial
 Bin Zhou
Planet Green Holdings Corp.
May 20, 2022
Page 5
         statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and their consolidated subsidiaries, the WFOE that is the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIEs, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Transfer of Cash Within the Organization, page 10

12. We note your disclosure in response to prior comment nine. Please revise to provide disclosure with respect to all transfers, distributions, or dividends; i.e., not limited to those during the year ended December 31, 2021.
Risk Factors, page 15

13. We note your response to prior comment 14. Please update the disclosure in this risk factor to describe recent CAC regulations and related risks. Additionally, please group all your China-related risk factors together in an appropriately captioned subsection, rather than having them dispersed throughout your risk factors section.
General

14. Please revise your disclosure to identify which officers and directors are located in China.
         Additionally revise your risk factors section as well as a separate Enforceability section to disclose that the location of these officers and directors in China may make it more difficult for investors to enforce their legal rights, to effect service of process upon them, or to enforce judgements obtained in United States courts against them.
15. We note that convertible debt securities and rights were added to the prospectus cover and registration fee table. Please revise your prospectus to describe these new securities, or advise.
       Please contact Jennifer Angelini, Staff Attorney at 202-551-3047 or Sherry Haywood,
Staff Attorney at 202-551-3345 with any questions.



FirstName LastNameBin Zhou                                        Sincerely,
Comapany NamePlanet Green Holdings Corp.
                                                                  Division of
Corporation Finance
May 20, 2022 Page 5                                               Office of
Manufacturing
FirstName LastName